RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Final Pricing Supplement Dated November 23, 2010 to the Product Prospectus Supplement ML-FX-1 Dated July 9, 2010, Prospectus Dated January 11, 2010 and Prospectus Supplement Dated January 11, 2010	$1,519,000 Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015 Royal Bank of Canada

Royal Bank of Canada is offering the Currency Linked Notes (the “Notes”) linked to the performance of a currency basket described below.

The CUSIP number for the Notes is 78008KRQ8. The Notes provide 100% participation in any upside performance of an equally weighted basket representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone relative to the U.S. dollar. The Notes do not pay interest. Subject to our creditworthiness, the minimum payment at maturity will be an amount that is greater than or equal to the Principal Amount.

Issue Date: November 30, 2010

Maturity Date: November 30, 2015

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated July 9, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$1,519,000
Underwriting discounts and commissions	2.00%	$30,380
Proceeds to Royal Bank of Canada	98.00%	$1,488,620

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $20.00 per $1,000 in principal amount of the Notes. The price of the Notes also included a profit of $16.50 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM and the hedging profits of Royal Bank of Canada was $36.50 per $1,000 in principal amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets, LLC

Reference Asset:
An equally weighted basket (the “Basket”) representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone (each, a “Basket Currency,” and together, the “Basket Currencies”) relative to the U.S. dollar. The Basket Currencies will be weighted in accordance with the Component Weights specified below.

	Basket Currency	Component Weight	Initial Reference Rate

	Brazilian real/BRL	25%	1.7336

	Australian dollar/AUD	25%	1.0235

	Canadian dollar/CAD	25%	1.0211

	Norwegian krone/NOK	25%	6.0906

Specified Currency of the Notes:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	November 23, 2010

Issue Date:	November 30, 2010

CUSIP:	78008KRQ8

Payment at Maturity (if held to maturity):
The Payment at Maturity will be calculated as follows:

1.           If the Basket Performance is greater than 0%, then you will receive an amount equal to:

Principal Amount + [(Principal Amount × Basket Performance) × Participation Rate]

2.           If the Basket Performance is less than or equal to 0%, then you will receive an amount equal the principal amount of your Notes.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

Basket Performance:
The Basket Performance is equal to the sum of the weighted returns of the Basket Currencies. The Basket Performance, expressed as a percentage and rounded to four decimal places, will be calculated using the following formula:

With respect to the Notes:

BRLI, AUDI, CADI and NOKI are the Initial Reference Rates for the Basket Currencies. The Initial Reference Rate for a Basket Currency will be the Reference Rate of that Basket Currency on the Pricing Date.

BRLF, AUDF, CADF and NOKF are the Final Reference Rates for the Basket Currencies. The Final Reference Rate for a Basket Currency will be the Reference Rate of that Basket Currency on the Valuation Date.

Reference Rates:
The Reference Rate for each Basket Currency is expressed as the number of units of the applicable Basket Currency for which one U.S. dollar can be exchanged. For each Basket Currency, the Reference Rate will be determined by reference to the exchange rate for spot settlement for that Basket Currency as follows:

•               BRL is the BRL/USD Rate observed as the PTAX fix for the relevant date published the following business day on Reuters Page BRFR, and expressed as the number of Brazilian reais that may be purchased for one U.S. dollar.
•                AUD is the AUD/USD exchange rate in the global spot foreign exchange market, expressed as the number of Australian dollars that may be purchased for one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the USD/AUD Rate as observed by reference to Reuters page WMRSPOT12, or any successor page, published at approximately 16:00 hours, London time.
•               CAD is the CAD/USD Rate as observed through trades through the Electronic Booking System, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m., New York City time, and expressed as the number of Canadian dollars that may be purchased for one U.S. dollar.
•                NOK is the NOK/USD Rate as observed on Reuters Page WMRSPOT06, or any successor page, published at approximately 16:00 hours, London time, and expressed as the number of Norwegian krone that may be purchased for one U.S. dollar.

If a Reference Rate is not so quoted on the applicable page indicated above, the Reference Rate will be determined as described in “General Terms of the Notes—Unavailability of the Value or Level of the Reference Asset on a Valuation Date” in the product prospectus supplement dated July 9, 2010.

Participation Rate:	100%

Valuation Date:	November 23, 2015, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated July 9, 2010.

Maturity Date:	November 30, 2015, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated July 9, 2010.

Term:	Approximately five (5) years

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

U.S. Tax Treatment:
The Notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the Notes. You may call RBC Capital Markets, LLC toll free at (866) 609-6009 to obtain this information. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 9, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

No Non-U.S. Distribution:
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and RBCCM will not make offers of the Notes to any such investor.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 9, 2010, as modified by this pricing supplement.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated July 9, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 9, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated July 9, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910001839/c79100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

HYPOTHETICAL RETURNS

The examples set forth below are included for illustration purposes only. The hypothetical Basket Performances used to illustrate the calculation of the Payment at Maturity are neither estimates nor forecasts of the References Rates of the Basket Currencies on the Valuation Date or on any trading day prior to the Maturity Date. Each example assumes that a holder has purchased Notes with an aggregate principal amount of $1,000, a Participation Rate of 100%, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Basket Performance is less than or equal to 0%.

	Basket Performance:	-25%

	Payment at Maturity:	$1,000; If the Basket Performance is less than or equal to 0%, the Payment at Maturity will equal the principal amount of the Notes.

	On a $1,000 investment, a -25% Basket Performance results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	0.70%

	Payment at Maturity:	$1,000 + ($1,000 x 0.70%) x 100% = $1,000 + $7.00 = $1,007

	On a $1,000 investment, a 0.70% Basket Performance results in a Payment at Maturity of $1,007, a 0.70% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	20%

	Payment at Maturity:	$1,000 + ($1,000 x 20%) x 100% = $1,000 + $200 = $1,200

	On a $1,000 investment, a 20% Basket Performance results in a Payment at Maturity of $1,200, a 20% return on the Notes.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

HISTORICAL INFORMATION

The graphs below set forth information relating to the historical performance of the Basket Currencies from January 1, 2000 to November 24, 2010. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing rates of the Basket Currencies. The information provided in the tables are for the four calendar quarters of 2007, 2008 and 2009, as well as for the first three quarters of 2010 and the period from October 1, 2010 to November 24, 2010.

We obtained the information regarding the historical performance of the Basket Currencies in the tables and charts below from Bloomberg Financial Markets (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Basket Currencies should not be taken as an indication of their future performance, and no assurance can be given as to the rates of the Basket Currencies on the Valuation Date.

On the Pricing Date, the Reference Rate of the Brazilian real was 1.7336, the Reference Rate of the Australian dollar was 1.0235, the Reference Rate of the Canadian dollar was 1.0211, and the Reference Rate of the Norwegian krone was 6.0906.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2007	3/30/2007	2.1640	2.0312	2.0594
3/31/2007	6/29/2007	2.0562	1.8957	1.9290
6/30/2007	9/28/2007	2.1387	1.8287	1.8336
9/29/2007	12/31/2007	1.8700	1.7269	1.7800

1/1/2008	3/31/2008	1.8392	1.6592	1.7519
4/1/2008	6/30/2008	1.7570	1.5878	1.6037
7/1/2008	9/30/2008	2.0014	1.5545	1.9046
10/1/2008	12/31/2008	2.6202	1.8960	2.3145

1/1/2009	3/31/2009	2.4501	2.1591	2.3228
4/1/2009	6/30/2009	2.3163	1.9093	1.9518
7/1/2009	9/30/2009	2.0277	1.7638	1.7670
10/1/2009	12/31/2009	1.8067	1.6968	1.7445

1/1/2010	3/31/2010	1.8975	1.7155	1.7813
4/1/2010	6/30/2010	1.9153	1.7205	1.8047
7/1/2010	9/30/2010	1.8128	1.6864	1.6873
10/1/2010	11/24/2010	1.7422	1.6442	1.7216

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency (1)	Low Intra-Day Rate of the Basket Currency (1)	Period-End Closing Rate of the Basket Currency

1/1/2007	3/30/2007	1.2305	1.3017	1.2367
3/31/2007	6/29/2007	1.1734	1.2399	1.1773
6/30/2007	9/28/2007	1.1252	1.3029	1.1263
9/29/2007	12/31/2007	1.0637	1.1690	1.1427

1/1/2008	3/31/2008	1.0529	1.1747	1.0952
4/1/2008	6/30/2008	1.0343	1.1072	1.0432
7/1/2008	9/30/2008	1.0152	1.2817	1.2620
10/1/2008	12/31/2008	1.2467	1.6642	1.4231

1/1/2009	3/31/2009	1.3759	1.6003	1.4465
4/1/2009	6/30/2009	1.2101	1.4584	1.2401
7/1/2009	9/30/2009	1.1303	1.2980	1.1328
10/1/2009	12/31/2009	1.0632	1.1669	1.1140

1/1/2010	3/31/2010	1.0720	1.1656	1.0903
4/1/2010	6/30/2010	1.0651	1.2396	1.1893
7/1/2010	9/30/2010	1.0273	1.2025	1.0340
10/1/2010	11/24/2010	0.9820	1.0480	1.0186
(1)    Due to the manner in which the AUD Reference Rate is calculated, as described on page P-3 of this pricing supplement, the appreciation of the Australian dollar relative to the U.S. dollar will result in a decrease in the AUD Reference Rate, while a depreciation of the Australian dollar relative to the U.S. dollar will result in an increase in the AUD Reference Rate.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2007	3/30/2007	1.1877	1.1501	1.1540
3/31/2007	6/29/2007	1.1599	1.0471	1.0653
6/30/2007	9/28/2007	1.0867	0.9914	0.9923
9/29/2007	12/31/2007	1.0249	0.9058	0.9984

1/1/2008	3/31/2008	1.0379	0.9712	1.0253
4/1/2008	6/30/2008	1.0327	0.9820	1.0215
7/1/2008	9/30/2008	1.0821	0.9976	1.0644
10/1/2008	12/31/2008	1.3017	1.0547	1.2188

1/1/2009	3/31/2009	1.3065	1.1762	1.2602
4/1/2009	6/30/2009	1.2715	1.0785	1.1623
7/1/2009	9/30/2009	1.1725	1.0592	1.0695
10/1/2009	12/31/2009	1.0959	1.0207	1.0532

1/1/2010	3/31/2010	1.0781	1.0062	1.0153
4/1/2010	6/30/2010	1.0853	0.9931	1.0639
7/1/2010	9/30/2010	1.0677	1.0108	1.0292
10/1/2010	11/24/2010	1.0374	0.9978	1.0099

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

Period-Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2007	3/30/2007	6.4988	6.0597	6.0823
3/31/2007	6/29/2007	6.1391	5.8864	5.8944
6/30/2007	9/28/2007	6.0365	5.3839	5.3869
9/29/2007	12/31/2007	5.6153	5.2428	5.4371

1/1/2008	3/31/2008	5.6254	5.0327	5.0950
4/1/2008	6/30/2008	5.2603	4.9439	5.0891
7/1/2008	9/30/2008	5.9444	5.0082	5.8628
10/1/2008	12/31/2008	7.3144	5.8372	6.9538

1/1/2009	3/31/2009	7.2969	6.2575	6.7370
4/1/2009	6/30/2009	6.8449	6.1183	6.4311
7/1/2009	9/30/2009	6.6062	5.7459	5.7726
10/1/2009	12/31/2009	5.8973	5.5126	5.7935

1/1/2010	3/31/2010	6.1015	5.5976	5.9421
4/1/2010	6/30/2010	6.7281	5.8241	6.4996
7/1/2010	9/30/2010	6.5576	5.8225	5.8768
10/1/2010	11/24/2010	6.1412	5.7033	6.0924

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of a Basket of Currencies “BACN” vs. the U.S. Dollar, Due November 30, 2015

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2010, which is the fourth (4th) business day following the Pricing Date (this settlement cycle being referred to as “T+4”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 11, 2010. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

RBC Capital Markets, LLC